This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

August 19, 2003

3.

Press Release

The press release was issued on August 19, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd (NSU-TSX) provides the following brief summary of its most recently released second quarter financial results. Complete details of the Company’s June 30, 2003 quarterly financial statements and Management Discussion and Analysis may be found on the Nevsun web site at www.nevsun.com as well as on SEDAR at www.sedar.com.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on August 19, 2003

NEVSUN RESOURCES LTD.

Per:"John A Clarke"

John A. Clarke

President, CEO & Director

SECOND QUARTER RESULTS

August 19, 2003

Nevsun Resources Ltd (NSU-TSX) provides the following brief summary of its most recently released second quarter financial results. Complete details of the Company’s June 30, 2003 quarterly financial statements and Management Discussion and Analysis may be found on the Nevsun web site at www.nevsun.com as well as on SEDAR at www.sedar.com.

Working capital at June 30, 2003 was approximately US$12,400,000, which is sufficient to meet the Company’s immediate needs. Additional capital is expected to come from both the exercise of existing warrants and options, as well as a debt financing that was announced in July. The debt arrangement to fund the Tabakoto Gold Project to production has been negotiated in principal and is currently in the process of satisfying due diligence and normal conditions precedent. At June 30th there were in-the-money warrants and options outstanding, which if exercised would provide additional equity capital of approximately US$11.3 million.

Expenditures on resource properties for the quarter amounted to US$3,021,941, and a year to date US$4,526,920. Administrative expenses and overhead total US$305,724 for the quarter, an increase over 2002 as a result of higher corporate activity and the Company’s commitment to advance its projects. The expenses were offset by a foreign currency gain, resulting in a loss for the period of US$154,405, and a year to date loss of US$80,327.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/ Segala gold projects in western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. Subject to financing, the Company plans to be in production in late 2004. Management also believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto/Segala projects as they provide for regional project and corporate growth.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr.John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com